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January 6, 2023

Via EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers & Acquisitions
100 F Street, N.E.
Washington, D.C. 20549-3628
Attention: Daniel F. Duchovny

Re:	Myovant Sciences Ltd.
Preliminary Proxy Statement
Filed on December 8, 2022
File No.: 001-37929

Myovant Sciences Ltd.
Schedule 13E-3 filed by Myovant Sciences Ltd., Zeus Sciences Ltd., Sumitovant Biopharma Ltd. and Sumitomo Pharma Co., Ltd.
Filed on December 9, 2022
File No.: 005-89732

Dear Mr. Duchovny:

On behalf of Myovant Sciences Ltd., a Bermuda exempted company limited by shares (the “Registrant”), we are writing to respond to the comments set forth in the comment letter of the staff of the U.S. Securities and Exchange Commission (the “Staff”), dated December 21, 2022 and addressed to Matthew Goodman (the “Comment Letter”), relating to the above-referenced Preliminary Proxy Statement (the “Proxy Statement”) and Schedule 13E-3 (the “Schedule 13E-3” and, together with the Proxy Statement, the “Filings”). The Registrant has revised the Filings in response to the Staff’s comments, and, concurrently with delivery of this letter, filed with the Staff amendments to the Filings which reflect these revisions and update other information in the Filings.

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers & Acquisitions
Attention: Daniel F. Duchovny
January 6, 2023

To assist your review, set forth below in bold are the comments of the Staff contained in the Comment Letter and immediately below each comment is the response of the Registrant with respect thereto or a statement identifying the location in the Filings of the requested disclosure or revised disclosure. Please note that all references to page numbers in our responses refer to the page numbers of Amendment No. 1 to the Proxy Statement (“Amendment No. 1 to the Proxy Statement”) or Amendment No. 1 to the Schedule 13E-3 (“Amendment No. 1 to the Schedule 13E-3”), as applicable. Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Filings.

Background of the Merger, page 22

1.
We note that the preliminary financial projections were prepared prior to the August 5, 2022 FDA approval of Myfembree(R). Please revise your disclosure to state whether the preliminary financial projections accounted for that approval. If not, please state whether the projections were updated after receiving the FDA approval.

The Registrant notes the Staff’s comment and has revised the Proxy Statement to include the requested disclosure in response to the Staff’s comment on pages 27, 46 and 47 of Amendment No. 1 to the Proxy Statement.

Reasons for the Merger; Recommendation of the Special Committee and the Myovant Board, page 34

2.
We note that the special committee considered the Goldman Sachs presentation and opinion.  Note that if any filing person has based its fairness determination on the analysis of factors undertaken by others, such person must expressly adopt this analysis and discussion as their own in order to satisfy the disclosure obligation.  See Question 20 of Exchange Act Release No. 34-17719 (April 13, 1981). Please revise to state, if true, that the special committee adopted Goldman Sachs’ analyses and conclusion as its own. Alternatively, revise your disclosure to include disclosure responsive to Item 1014(b) of Regulation M-A and to address the factors listed in instruction 2 to Item 1014. Please apply this comment with respect to the board of directors relative to the special committee and to the Purchaser Filing Persons relative to the special committee.

The Registrant notes the Staff’s comment and has revised the Proxy Statement to include disclosure that the Myovant Board adopted the analyses and the unanimous recommendation of the Special Committee, which had adopted Goldman Sachs’ analyses and opinion and has otherwise addressed the factors listed in instruction 2 to Item 1014 of Regulation M-A in response to the Staff’s comment on pages 35 through 41 of Amendment No. 1 to the Proxy Statement.

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers & Acquisitions
Attention: Daniel F. Duchovny
January 6, 2023

The section entitled “Position of the Purchaser Filing Persons as to Fairness of the Merger” beginning on page 54 of Amendment No. 1 to the Proxy Statement has also been revised to address the factors listed in instruction 2 to Item 1014 of Regulation M-A.

The Registrant also respectfully notes that the Proxy Statement already includes disclosure that the Purchaser Filing Persons had adopted the analysis and resulting conclusions of the Special Committee, which is included on pages 6 and 55 of Amendment No. 1 to the Proxy Statement.

3.
Please address how any filing person relying on the Goldman Sachs opinion was able to reach the fairness determination as to unaffiliated security holders given that the fairness opinion addressed fairness with respect to Minority Shareholders, rather than all securityholders unaffiliated with the company.

The Registrant notes the Staff’s comment and respectfully advises the Staff that “Minority Shareholders” is defined on page 2 of Amendment No. 1 to the Proxy Statement to mean the Registrant’s shareholders other than Sumitovant or its affiliates. In addition, the Registrant notes that an “unaffiliated security holder” is defined under Rule 13e-3 under the Exchange Act to mean any security holder of an equity security subject to a Rule 13e-3 transaction who is not an affiliate of the issuer of such security. The Registrant therefore respectfully advises the Staff that the universe of Minority Shareholders fully encompasses, and is broader than, the universe of unaffiliated security holders. By way of example, shareholders of the Registrant who are officers or directors of the Registrant and might be considered affiliates of the Registrant by virtue of such role, but who are not also affiliated with SMP or Sumitovant, are within the universe of Minority Shareholders but would not be considered unaffiliated security holders as defined under Rule 13e-3 under the Exchange Act. The Goldman Sachs fairness opinion addresses fairness to the Minority Shareholders and therefore fully encompasses all unaffiliated security holders of the Registrant. As a result, each filing person relying on the Goldman Sachs fairness opinion was able to reach the fairness determination as to unaffiliated security holders of the Registrant.

4.
Please revise this section, as well as the correspondent sections for the board of directors and the Purchaser Filing Persons, to provide the disclosure listed in instruction 2 to Item 1014 of Regulation M-A.

The Registrant notes the Staff’s comment and has revised the Proxy Statement to include disclosure that the Myovant Board has adopted the analyses and the unanimous recommendation of the Special Committee, which had adopted the analyses and opinion of Goldman Sachs and otherwise addressed the factors listed in instruction 2 to Item 1014 of Regulation M-A, as noted in response to comment 2 above, in response to the Staff’s comment on pages 39 through 41 of Amendment No. 1 to the Proxy Statement.

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers & Acquisitions
Attention: Daniel F. Duchovny
January 6, 2023

The section entitled “Position of the Purchaser Filing Persons as to Fairness of the Merger” beginning on page 54 of Amendment No. 1 to the Proxy Statement has also been revised to address the factors listed in instruction 2 to Item 1014 of Regulation M-A, as noted in response to comment 2 above.

The Registrant also respectfully notes that the Proxy Statement already includes disclosure that the Purchaser Filing Persons had adopted the analysis and resulting conclusions of the Special Committee, which is included on pages 6 and 55 of Amendment No. 1 to the Proxy Statement.

Opinion of Financial Advisor to the Special Committee, page 42

5.	Please revise to disclose the transaction data underlying the results described in the Premia Analyses.

The Registrant notes the Staff’s comment and has revised the Proxy Statement to include the transaction data in response to the Staff’s comment on pages 44 and 45 of Amendment No. 1 to the Proxy Statement.

6.
We note that Myovant’s projected financial information is referred to as the “Forecasts” by Goldman Sachs (page 42) and the “Myovant Projections” in this section. Please revise your proxy statement to define the projections consistently.

The Registrant notes the Staff’s comment and has revised the Proxy Statement to use the term “Revised Projections” throughout Amendment No. 1 to the Proxy Statement when referring to the final financial projections relied upon by the Special Committee, the Myovant Board and Goldman Sachs. The Revised Projections were initially presented to the Special Committee at its meeting on August 3, 2022 and did not change thereafter. Disclosure has been added to this effect on page 27 and pages 62 through 67 of Amendment No. 1 to the Proxy Statement.

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers & Acquisitions
Attention: Daniel F. Duchovny
January 6, 2023

7.
We note that Myovant prepared “preliminary illustrative financial projections,” which are referenced in the Background section for the entry on June 28, 2022. It also appears that such projections were later updated or replaced. Please revise your disclosure to clarify which projections were prepared and shared outside of Myovant. In addition, disclose all such sets of projections.

The Registrant notes the Staff’s comment and has revised the Proxy Statement to refer to the initial preliminary illustrative financial projections presented to the Special Committee on June 28, 2022 as the “Initial Projections” on page 27 of Amendment No. 1 to the Proxy Statement. The Initial Projections were subsequently updated to reflect revisions made following the July 7, 2022 and July 26, 2022 meetings of the Special Committee. The revised financial projections, which were initially presented to the Special Committee at its meeting on August 3, 2022 and which superseded the Initial Projections and did not change thereafter, are referred to as the “Revised Projections” on page 27 of Amendment No. 1 to the Proxy Statement. On page 64 of Amendment No. 1 to the Proxy Statement, disclosure has been added to clarify that only the Revised Projections were relied upon by the Special Committee, the Myovant Board and Goldman Sachs. Disclosure has also been added on page 63 of Amendment No. 1 to the Proxy Statement to clarify that neither the Initial Projections nor the Revised Projections (together, defined in Amendment No. 1 to the Proxy Statement on page 62 as the “Financial Projections”), other than preliminary five-year projections that had been presented by management to the Myovant Board in March 2022 and subsequently shared with J.P. Morgan, which were subsequently incorporated into the Financial Projections, were shared with the Purchaser Filing Persons or their advisors.

8.	We note that you disclosed a summary of the financial projections. Please revise your disclosure to include the full financial projections.

The Registrant notes the Staff’s comment and has revised the Proxy Statement to include the full financial projections (with the exception of those portions of the financial projections for which the Registrant has sought confidential treatment and which the Registrant does not otherwise believe are material to an understanding of the financial projections) in response to the Staff’s comment beginning on page 65 of Amendment No. 1 to the Proxy Statement.

Interests of Myovant’s Directors and Executive Officers in the Merger, page 66

9.	Revise your disclosure to include information detailing the cash proceeds each of your directors and officers are expected to receive for shares beneficially owned.

The Registrant notes the Staff’s comment and has revised the Proxy Statement to include disclosure of the cash proceeds that each director and officer is expected to receive for shares beneficially owned in response to the Staff’s comment on page 71 of Amendment No. 1 to the Proxy Statement.

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers & Acquisitions
Attention: Daniel F. Duchovny
January 6, 2023

Security Ownership of Management and Certain Beneficial Owners, page 109

10.
Refer to footnote 1 to the table. Given that a filing person is a beneficial owner of the  shares listed in the table, it is inappropriate to include the disclaimer in the last sentence of the footnote. If the filing person has up to date information that is different from the disclosed information, that filing person must provide the updated disclosure.

The Registrant notes the Staff’s comment and has revised the Proxy Statement to remove the disclaimer in footnote 1 in response to the Staff’s comment on page 112 of Amendment No. 1 to the Proxy Statement. The Registrant also notes that the filing person does not have up to date information that is different from the information disclosed in the Proxy Statement.

11.	Revise footnote 1. Since the listed entity is a filing person, disclaiming knowledge of any changes to the beneficial ownership reported on a Schedule 13D is inappropriate.

The Registrant notes the Staff’s comment and has revised the Proxy Statement to remove the disclaimer in footnote 1 in response to the Staff’s comment on page 112 of Amendment No. 1 to the Proxy Statement. The Registrant also notes that the filing person does not have up to date information that is different from the information disclosed in the Proxy Statement.

General

12.
We note that you have requested confidential treatment for certain exhibits.  We will review and provide comments on your request separately.  All comments concerning your confidential treatment request must be resolved prior to mailing your proxy statement.

The Registrant notes the Staff’s comment. We look forward to addressing any questions the Staff may have on the confidential treatment request.

***

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers & Acquisitions
Attention: Daniel F. Duchovny
January 6, 2023

Should any member of the Staff have any questions or comments concerning this filing or the materials submitted herewith, or desire any further information or clarification in respect of the Filings, please do not hesitate to contact me at (212) 735-7886 or Stephen F. Arcano at (212) 735-3542.

Sincerely,

/s/ Thomas W. Greenberg
Thomas W. Greenberg
Skadden, Arps, Slate, Meagher & Flom LLP

cc:	Matthew Lang, General Counsel and Corporate Secretary, Myovant Sciences Ltd.
Stephen F. Arcano, Skadden, Arps, Slate, Meagher & Flom LLP
Alison S. Ressler, Sullivan & Cromwell LLP
Matthew B. Goodman, Sullivan & Cromwell LLP